UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

National Security Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
637546102
(CUSIP Number)
Andrew J. Abernathey Meridian Investments I, LLC 3523 45th Street South, Suite 100 Fargo, North Dakota 58104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 637546102

1	names of reporting persons
Meridian Investments I, LLC
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
North Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
289,591 (1)
	8	shared voting power
0
	9	sole dispositive power
289,591 (1)
	10	shared dispositive power
0
11	aggregate amount beneficially owned by each reporting person
289,591 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
11.5% (2)
14	type of reporting person (see instructions)
PN

(1) Shares of Common Stock of the Company held by Meridian.  Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,522,312 shares of Common Stock outstanding as of November 13, 2017, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2017.

Page 2 of 6 Pages

CUSIP No. 637546102

1	names of reporting persons
Andrew J. Abernathey
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
289,591 (1)
	8	shared voting power
0
	9	sole dispositive power
289,591 (1)
	10	shared dispositive power
0
11	aggregate amount beneficially owned by each reporting person
289,591 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
11.5% (2)
14	type of reporting person (see instructions)
IN

(1) Shares of Common Stock of the Company held by Meridian. Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,522,312 shares of Common Stock outstanding as of November 1, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2017.

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Amendment”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of National Security Group, Inc. (the “Company”), 661 East Davis Street, Elba, Alabama 36323, and amends and supplements the Schedule 13D filed May 9, 2016, the Schedule 13D Amendment No. 1 filed August 22, 2016, and the Schedule 13D Amendment No. 2 filed January 13, 2017 (collectively, the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

The persons filing this Amendment are Meridian Investments I, LLC (“Meridian”) and Andrew J. Abernathey (“Abernathey”) (together, the “Reporting Persons”). On May 4, 2017, Meridian Investments, LLC (a North Dakota limited liability company) filed re-domestication paperwork and its new state of domestication is now Minnesota. It also changed its name to Meridian Investments I, LLC and was qualified to do business in the state of North Dakota on May 11, 2017. All information reported in the Schedule 13D under Item 2 remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment was acquired by the Reporting Persons in open market purchases using member investments in Meridian for a total of $ $4,679,791.

Item 4.	Purpose of Transaction.

The Reporting Persons hold securities of the Company for investment purposes. The Reporting Persons or their affiliates have had and may continue to have discussions with management of the Company regarding the continuation of purchasing stock, and also the managements plan for future company growth. The Reporting Persons may acquire additional securities of the Company by means of open market purchases, privately negotiated purchases, or otherwise. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

(b)	The Reporting Person has sole voting and dispositive power over 289,591 shares of Common Stock.

(c)	From the date of the Schedule 13D until the date of filing hereof, the following transactions occurred:

Date	Shares	Price
10/17/17	356	12.5000
10/17/17	1	12.5900
10/17/17	3,000	12.6851
10/17/17	500	12.6900
10/18/17	5	12.6500
10/19/17	200	12.6500
10/23/17	175	12.6900
10/23/17	2,504	12.7488
10/23/17	2,987	12.8500
10/23/17	2,987	12.9500
10/27/17	3,000	13.1000
10/23/17	10[1]	12.85
10/23/17	10[1]	12.95
10/23/17	3[2]	12.85
10/23/17	3[2]	12.95
10/24/17	-20[1]	12.78
10/24/17	-6[2]	12.78
10/27/17	213	13.1000
11/1/17	100	12.9700
11/3/17	3,845	13.3100
11/6/17	369	14.5900
11/7/17	100	13.4550
11/7/17	400	13.7092
11/7/17	700	13.7092
11/7/17	300	13.7092
11/7/17	100	13.7100
11/7/17	100	13.8500
11/7/17	200	13.9000
11/7/17	100	13.9000
11/7/17	100	13.9700
11/7/17	100	14.0000
11/7/17	247	14.0000
11/7/17	100	14.0000
11/9/17	1,600	13.6694
11/13/17	2,000	13.5994

Page 5 of 6 Pages

(1)	Shares purchased and sold through Capital Value Fund I, LLC. The Reporting Person is the President and a Director of Capital Value Fund I, LLC.
(2)	Shares purchased and sold through Capital Value Fund II, LLC. The Reporting Person is the President and a Director of Capital Value Fund II, LLC.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement incorporated herein by reference to Exhibit A to Schedule 13D as filed with the Securities and Exchange Commission on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018	Meridian Investments I, LLC

/s/ Andrew J. Abernathey
	By:	Andrew J. Abernathey
	Its:	President

/s/ Andrew J. Abernathey
Andrew J. Abernathey

Page 6 of 6 Pages